News Release

RESIN SYSTEMS CLARIFIES STATUS OF AGREEMENTS WITH INVESTOR RELATIONS/RESEARCH FIRMS AND NON-COMPLIANCE OF THE FINANCIAL FORECASTS PRESENTED IN THE FIRMS' REPORTS WITH TSX VENTURE EXCHANGE POLICY

Edmonton, Alberta, November 29, 2004: Resin Systems Inc. ("RSI")   (RS – TSX Venture / RSSYF – OTCBB) announced today that it has terminated its agreements with Taglich Brothers, Inc., Fundamental Research Corp., Thorpe Beeston Investments Ltd. and Spelman Research Associates, Ltd. (collectively, the "Firms") and that until such time as RSI is able to obtain the necessary filing information from the Firms for submission to the TSX Venture Exchange (the "Exchange") in accordance with Exchange Policy 3.4 and Exchange approval is received for the agreements, the Firms will not be providing services to RSI.  In addition, RSI confirms that the financial forecasts presented in the Firms' reports issued to date are not in compliance with Exchange Policy 3.3 and Appendix 3E of the Exchange Policy and therefore should not be relied upon.

Exchange Policy 3.4 sets out the Exchange's requirements for investor relations activities and promotional and market-making activities involving issuers.  Exchange Policy 3.3 sets forth the general disclosure requirements for all material information.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and related products throughout the global marketplace.

 For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.